Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

JODI J. SCHWARTZ ADAM O. EMMERICH GEORGE T. CONWAY III	MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW	WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF	DAVID E. SHAPIRO DAMIAN G. DIDDEN ANTE VUCIC	EDWARD J. LEE BRANDON C. PRICE KEVIN S. SCHWARTZ

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA PAULA N. GORDON	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

January 23, 2015

VIA HAND DELIVERY AND EDGAR

Todd K. Schiffman

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Sterling Bancorp
Registration Statement on Form S-4
Filed December 12, 2014
File No. 333-200915
Form 10-K for the Year Ended September 30, 2014
Filed November 28, 2014
File No. 001-35385

Dear Mr. Schiffman:

On behalf of Sterling Bancorp (“Sterling” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on December 12, 2014 (the “Registration Statement”) contained in your letter dated January 8, 2015 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter followed by our responses.  Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Registration Statement on Form S-4

General

1.                                      Please provide us with copies of any reports, presentations or other information relating to this transaction or the parties thereto that was transmitted by any means, direct or indirect, by any advisors or consultants to any member of the Board of Directors of either Sterling Bancorp or Hudson Valley Holding Corp.

Response:  The presentation materials prepared by Keefe, Bruyette & Woods, Inc. (“KBW”) in connection with its written opinion, dated November 4, 2014, to the board of directors of Hudson Valley Holding Corp. (“Hudson Valley”) summarized under the caption “Opinion of Hudson Valley’s Financial Advisor,” and the presentation materials prepared by each of Jefferies LLC (“Jefferies”) and RBC Capital Markets, LLC (“RBC”) in connection with their respective opinions, each dated November 4, 2014, to the board of directors of Sterling summarized under the caption “Opinion of Jefferies” and “Opinion of RBC,” respectively, are being provided to the Staff under separate cover by counsel for each of KBW, Jefferies and RBC on a confidential and supplemental basis.

2.                                      Please supplementally provide us with all material nonpublic information regarding Sterling Bancorp including financial projections that were disclosed, directly or indirectly, to Hudson Valley Holding Corp. and/or its representatives and/or financial advisors including, but not limited to, the following information referred to in the fairness opinion of Keefe, Bruyette & Woods to the Board of Directors of Hudson Valley Holding Corp. in Appendix D:

•                                          “assumed long term growth rates based theron which were prepared by and provided to us by STL management” (page D-2);

•                                          “estimates regarding certain pro forma financial effects of the Transaction on STL . . . which were prepared by STL management” (pages D-2 and D-3); and

•                                          “discussions with senior management of . . . STL regarding. . .” future prospects (page D-3).

Response:  In response to the Staff’s comment, the Company has revised the disclosure beginning on page 93 to disclose unaudited prospective financial information of Sterling that was provided to Hudson Valley, KBW, Jefferies and RBC by Sterling management. The Company supplementally confirms to the Staff that the revised disclosure sets forth the material nonpublic information regarding Sterling disclosed, directly or indirectly, to Hudson Valley and/or its representatives and/or financial advisors.

3.                                      Please supplementally provide us with all material nonpublic information regarding Hudson Valley Holding Corp. including financial projections that were disclosed, directly or indirectly, to Sterling Bancorp and/or its representatives and/or financial advisors including, but not limited to, the following information referred to in the fairness opinion of Jefferies to the Board of Directors of Sterling Bancorp in Appendix E:

•                                          “certain information furnished to us by . . . Hudson Valley relating to the . . . prospects . . . of Hudson Valley (page E-1); and

•                                          “discussions with members of the senior management. . . of Hudson Valley (page E-1).

Response:  In response to the Staff’s comment, the Company has revised the disclosure beginning on page 93 to disclose unaudited prospective financial information of Hudson Valley that was provided to Sterling, KBW and Jefferies by Hudson Valley management.  The Company supplementally confirms to the Staff that the revised disclosure sets forth the material nonpublic information regarding Hudson Valley disclosed, directly or indirectly, to Sterling and/or its representatives and/or financial advisors.

Front Cover Page of Prospectus/Proxy Statement

4.                                      Please revise the second paragraph to disclose the aggregate value of consideration being offered for all outstanding shares of Hudson Valley Holdings Corp. and any additional amounts being paid directly or indirectly to officers and directors as part of the merger.  Provide similar detail in the document.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on the front cover page and on pages 8 and 19.

Summary, page 8

5.                                      Please revise the preamble to this section on page 8, in which you state that “this summary highlights selected information” and “may not contain all of the information that is important to you” to comply with Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, which requires that “the summary is a brief overview of the key aspects of the offering” which identifies “those aspects of the offering that are the most significant.” In addition, please revise the substance of your disclosure in the Summary to comply with this Instruction.  Merely providing cross references to sections that are already listed in the table of contents or to the merger agreement, does not satisfy this requirement.

Response:   In response to the Staff’s comment, the Company has revised the disclosure on page 8 and throughout the Summary section.

Summary, The Hudson Valley Board Unanimously Recommends, page 9

6.                                      As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please revise this section to summarize the material substantive reasons that the Board recommends not only the merger but the merger related compensation proposal.  Please revise the second paragraph to disclose the aggregate amount of stock that has made legal commitments to vote in favor of the merger and the compensation proposal.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10, 13 and 62.

Summary, Opinion of Hudson Valley’s Financial Advisor, page 9

7.                                      As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please disclose that a year before being retained by Hudson Valley in this proposed merger with Sterling, Keefe had been retained by Sterling to act as its financial advisor in its 2013 merger with Provident New York Bancorp.  Please disclose the fees paid to Hudson Valley as you do for RBC on page 10.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 10.

Summary, Opinion of Sterling’s Financial Advisor, page 9

8.                                     As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please disclose the reasons why Sterling retained two financial advisors.  Please disclose the fees paid to Jefferies as you do for RBC on page 10.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11.

Summary, What Holders of Hudson Valley’s Equity Based Awards Will Receive, page 10

9.                                      Please disclose the aggregate amount of cash or stock for each of the three types of awards and the identities of the major recipients.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 107.

Summary, Hudson Valley Will Hold its Special Meeting, page 11

10.                               Consistent with Item 3(h) of Form S-4, please revise the second paragraph to disclose the percentage of Hudson Valley stock subject to voting agreements and the remaining amount of stock needed to approve the merger.  Please revise the third paragraph to disclose that directors and officers who are the recipients of the compensation and who own 26 percent of the stock can vote on the proposal and their voting agreement obligates them to vote in favor of the proposal.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 13.

Summary, The Merger is intended to Be Tax Free, page 11

11.                               As required by Item 3(k) of Form S-4, please revise this section to include receipt of and the substance of the tax opinion.  Please provide a cross reference to the tax opinion.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 124.

Summary, Hudson Valley’s Officers and Directors Have Financial Interests in the Merger, page 12

12.                               As required by Item 5 of Schedule 14A, and the Instruction to Item 503(a) of Regulation S-K, please summarize the material interest, direct or indirect, of directors and executive officers of Hudson Valley including the following:

•                                          revise the introduction to the second paragraph to clarify that you are disclosing all material interests;

•                                          disclose the aggregate value of the benefits that will be received by directors and executive officers as a consequence of the merger and identify the major beneficiaries and the amount of their respective benefits;

•                                          revise each bullet point to disclose the date of each agreement or award and to quantify the aggregate value of each; and

•                                          revise the last bullet point to disclose the names of the four directors, their respective compensation and the compensation to members of the advisory board.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 15.

Summary, Hudson Valley Shareholders are NOT Expected to Be Entitled to Assert Dissenters’ Rights, page 12

13.                               As required by Item 18(a)(3) of Form S-4 and Item 3 of Schedule 14A, please revise to state clearly whether or not shareholders have dissenters rights and, if so, summarize them.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 16, 42 and 103.

Summary, The Rights of Hudson Valley Shareholders Will Change, page 14

14.                               As required by Item 4(a)(4) of Form S-4, please summarize the material differences between the rights of shareholders of Hudson Valley and the rights of shareholders of Sterling.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 18.

Summary, Litigation Relating to the Merger, page 15

15.                               Please revise this section to summarize the material allegations asserted and remedies sought in the litigation.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 105.

Risk Factors, page 32

16.                               Please consider adding a risk factor relating to the merger resulting in further concentration of loans in real estate in the state of New York including but not limited to the following:

•                                          quantify the amount and percentage of each bank’s loan portfolio in real estate and the amount and percentage of the merged bank’s loan portfolio in real estate;

•                                          quantify the amount and percentage of each bank’s loan portfolio in commercial real estate and the amount and percentage of the merged bank’s loan portfolio in commercial real estate;

•                                          discuss particular risks associated with commercial real estate loans; and

•                                          discuss whether the extent to which the risks are elevated because of the limited geographical area in which the real estate is located.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 39.

Risk Factors, Combining the two companies, page 33

17.                               Please consider revising the risk factor relating to integrating the operations, on page 33 to include discussion of the fact that Sterling is still integrating Provident with whom you merged in October 2013 and there is a risk that you will have difficulty integrating the operations of two relatively large banks within an eighteen month period.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 38.

Background of the Merger, page 49

18.                               Please revise your discussion in the second paragraph on page 51 to provide detail regarding the material terms of each of the indications of interest from Bank A and Bank B and the differences between them, including the aggregate purchase price and form of consideration.  Please explain in the second paragraph on page 51 the basis for the Board rejecting the indication of interest from Bank A.  Please revise the second full paragraph on page 52 to disclose the extent to which Bank B told you the reasons it determined not to proceed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 58.

19.                               Please revise your discussion in the second to last paragraph on page 52 to provide more detail regarding the negotiations over the terms of the merger transaction, including:

•                                          Please discuss the various agreements and awards made by Hudson Valley to directors and executive officers including the timing of such awards and how the awards served the interests of Hudson Valley.

•                                          Please discuss the aggregate amount of benefits and the extent to which Sterling was involved in approving each of them.

•                                          Please explain the reasons why the Board of Hudson Valley negotiated with Sterling to pay its executive officers in cash for restricted stock units and stock options instead of in stock of Sterling like all other shareholders who will receive shares of Sterling for their shares of Hudson Valley.

•                                          Please explain why the Board sought to pay cash to employees for unvested unexercised options.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 60.

Interests of Hudson Valley’s Directors and Executive Officers in the Merger, page 86

20.                               Please revise this section to provide an overview disclosing the aggregate amount of benefits that will be received as a result of the merger by each of your executive officers.  Please identify those members of the Hudson Valley that will be appointed to the Sterling Board, the aggregate amount of annual compensation and who determined which board members would be appointed.  Please disclose the amount of compensation for the Advisory Board.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 100.

Tax Consequences of the Merger Generally, page 116

21.                               Please revise the discussion to indicate that it represents the Opinion of Wachtell, Lipton, Rosen & Katz, or if the Opinion is provided as an exhibit, state that this represents a summary of that Opinion.  Please remove all conditional language such as “Provided the merger qualifies as a “reorganization”...

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 124.

22.                               In the last paragraph, remove the words “certain” and “for general information only”.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 126.

Fairness Opinion of Keefe Bruyette & Woods to the Board of Hudson Valley Holding Corp., Appendix D

23.                               Please revise the opinion to state whether Hudson Valley, Keefe or Sterling recommended the form and/or amount of consideration.  In addition, please revise the first full paragraph on page D-2 to provide a narrative and quantitative description of the fees paid or to be paid to you and your affiliates by Hudson Valley and its affiliates.  Please revise the proxy statement/ registration statement to provide such disclosures.

Response:  The Company respectfully notes for the Staff the existing disclosure regarding the determination of the form and amount of the consideration on page 61 of the initial Registration Statement and KBW’s fees on page 68 of the initial Registration Statement, which were intended to address Items 1015(b)(4) and (5) of Regulation M-A.  In light of the Staff’s comment, the existing disclosure has been expanded on pages 68 and 75 of Amendment No. 1.  With respect to the Staff’s request to revise KBW’s opinion, we respectfully advise the Staff that, given the expanded disclosure in Amendment No. 1 in response to the Staff’s comment, and the fact that KBW’s opinion as included in Annex D to the joint proxy statement/prospectus was delivered  to the Board of Directors of Hudson Valley in such form, no revisions to KBW’s opinion have been made.

Exhibits

24.                               Please file all of the required exhibits including the legal opinions and the various agreements relating to the merger-related compensation proposal that is being put to a vote of Hudson Valley shareholders.

Response:  In response to the Staff’s comment, the Company has filed all remaining exhibits with Amendment No. 1. All agreements relating to the merger-related compensation proposal have been filed with the Commission by Hudson Valley in periodic and interim reports, and Hudson Valley is not a party to any other agreements with its named executive officers giving rise to compensation that may be the subject of the merger-related compensation proposal.  The Company advises the Staff that the Company is not a party to any of these agreements.

Form 10-K for the Year Ended September 30, 2014

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 68

25.                               Please revise future filings to present proceeds and receipts from borrowings gross in the Statement of Cash Flows in the Financing section per the guidance in ASC 230-10-45-7 through 9 and 14-15.

Response:  The Staff’s comment is acknowledged and the Company undertakes to include such disclosure in future periodic filings.

*                               *                                *                               *                                *                               *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MGuest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest
Matthew M. Guest

cc.                                 Jack Kopnisky, Sterling Bancorp

Luis Massiani, Sterling Bancorp

Dale Fredston, Sterling Bancorp